Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-140672
October 29, 2007
FREE WRITING PROSPECTUS
This free writing prospectus should be read together with the preliminary prospectus dated October 11, 2007 relating to this offering (the “Preliminary Prospectus”), included in Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-140672) relating to securities being registered thereby. The most recent Registration Statement can be accessed through the following link:
http://www.sec.gov/Archives/edgar/data/1388319/000095014407009216/g05278p1posam.htm
The following information supplements and updates the information contained in the Preliminary Prospectus.
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MYOHEART Phase I Dose Escalation Clinical Trial in the United States — Additional Interim Data
On October 21, 2007, the lead investigator of the MYOHEART Trial, Dr. Warren Sherman of Columbia University Medical Center, presented interim data regarding the MYOHEART Trial at the Transcatheter Cardiovascular Therapeutic Conference and Exposition, or the TCT Conference. The interim data summarized by Dr. Sherman includes core lab adjudicated, safety and efficacy data available as of October 17, 2007. This interim data includes the test results of two patients that were not available to us when we disclosed interim data for the MYOHEART Trial in July 2007. Although derived from a larger, more current pool of information and summarized and presented using different conventions, we believe the interim safety and efficacy data results presented by Dr. Sherman are generally consistent with the interim data results we summarized in the Preliminary Prospectus. Dr. Sherman commented, “Safety, I think, has been established fairly effectively.”
Treatment of First Patient in Phase II/III Marvel Trial
On October 24, 2007, at the TCT Conference, we completed the MyoCellTM implantation procedure on the first patient in our MARVEL Trial. The MARVEL Trial is designed to be a double-blind, randomized, placebo-controlled multicenter Phase II/III trial to evaluate the safety and efficacy of MyoCellTM. This study is planned to include 330 patients, including 110 controls, at 20 sites in the United States and Canada and up to 15 sites in Europe and Israel.
As previously disclosed in the Preliminary Prospectus, pursuant to our license agreement with Dr. Law and Cell Transplants International, LLC, we are required to pay to Cell Transplants International a $3 million payment upon commencement of a bona fide U.S. Phase II human clinical trial that utilizes technology claimed under the patent we rely upon to protect our MyoCellTM product candidate. We have not yet made the $3 million payment that is now due and, as planned, expect to use a portion of the proceeds of this offering to make such payment. We have proposed to Dr. Law and Cell Transplants International a schedule for the making of such payments, which payments will be made out of offering proceeds reserved for such purpose.
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WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) FOR THE OFFERING REFERRED TO IN THIS COMMUNICATION. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE COMMISSION FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK BELOW. ALTERNATIVELY, WE, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING SUZANNE SKIPPER OF MERRIMAN CURHAN FORD & CO. AT (415) 262-1377 OR REBECCA BELICEK OF DAWSON JAMES SECURITIES, INC. AT (561) 208-2192.